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SECURITIES AND EXCHANGE COMMISSION

02018222

SEC FILE NUMBER
8- 50356

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FRANKLIN ROSS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 N. UNIVERSITY DRIVE, SUITE 705
(No. and Street)

CORAL SPRINGS, FL 33071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK G. ROSS 954-757-7100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD I. GOLDBERG
(Name — *if individual, state last, first, middle name*)

93 RICHMOND LANE, WEST HARTFORD, CT 06117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANKLIN ROSS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Karen Z. Fischer
Commission # CC 783869
Expires NOV. 17, 2002
BONDED THRU
ATLANTIC BONDING CO., INC.

Notary Public

Signature
Known personally to me

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN ROSS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

RICHARD I. GOLDBERG
CERTIFIED PUBLIC ACCOUNTANT

FRANKLIN ROSS, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Franklin Ross, Inc.
210 N. University Drive, Suite 705
Coral Springs, Florida

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of Franklin Ross, Inc.:

I have audited the accompanying Statement of Financial Condition of Franklin Ross, Inc. (an S Corporation) (the "Company") as of December 31, 2001, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Franklin Ross, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 4, 2002

FRANKLIN ROSS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 26,614
Deposit With Clearing Organization	7,508
Commissions Receivable	8,139
Shareholder Loan	38,452
Prepaid Expense	3,800
Total Current Assets	84,513
Property and Equipment, net of accumulated depreciation of $24,756	21,810
Other Asset	
Deposits	10,198
Total Assets	$116,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Security Deposit Payable	$ 800
Accounts and Taxes Payable	31,755
Total Current Liabilities	32,555
Stockholders' Equity	
Common Stock, $.001 par value, 20,000,000 Shares authorized, 6,982,264 issued and Outstanding	6,982
Additional Paid-In Capital	686,405
Retained Earnings (Deficit)	(609,421)
Total Stockholders' Equity	83,966
Total Liabilities and Stockholders' Equity	$116,521

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenue	
Commission Income	$663,573
Miscellaneous	282
Interest Income	3,188
	667,043
Operating Expenses	
Payroll and Related Costs	56,118
Clearing Costs and Charges	446,573
Depreciation	8,808
Office and Administrative	144,782
Professional and Consulting Fees	23,295
Regulatory Fees	604
Rent	24,308
	704,488
Net Loss from Operations	(37,445)
Loss on the Sale of Assets	(3,842)
Net Loss	$(41,287)

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 2000	$ 6,843	$664,544	$(564,834)	$106,553
Capital Contributions	-	21,861	-	21,861
Common Stock	139	-	-	139
Distributions	-	-	(3,300)	(3,300)
Net Loss	-	-	(41,287)	(41,287)
Balance, December 31, 2001	$ 6,982	$686,405	$(609,421)	$ 83,966

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) in Cash	
Cash Flows from Operating Activities:	
Net Loss	$ (41,287)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:	
Depreciation	8,808
Loss on Abandonment of Equipment	3,842
Decrease (Increase) in:	
Commissions Receivable	28,192
Broker Loan Receivable	2,080
Deposits	2,992
Prepaid Expenses	(3,800)
Increase (Decrease) in:	
Commissions and Wages Payable	(16,308)
Accounts and Taxes Payable	5,326
Net Cash Used By Operating Activities	(10,155)
Cash Flows from Investing Activities:	
Proceeds From the Purchase of NASDAQ Stock	6,500
Net Cash Used For Investing Activities	6,500
Cash Flows from Financing Activities:	
Proceeds from Common Stock & Capital Contributions	22,000
Increases in Officer Loan	(6,954)
Proceeds From Security Deposit	800
Net Cash Provided By Financing Activities	15,846
Net Increase in Cash and Cash Equivalents	12,191
Cash and Cash Equivalents, Beginning	14,423
Cash and Cash Equivalents, Ending	$ 26,614

See Notes To Financial Statements

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1. Summary of Significant Accounting Policies

Nature of Business

Franklin Ross, Inc. (hereinafter referred to as the "Company") was incorporated on June 5, 1997 in Florida. On February 16, 2000 the Company changed its name from .netReach Capital Group, Inc. to Franklin Ross, Inc. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) but does not possess membership in any national stock or commodity exchange. The Company acts as a Broker Dealer in securities transactions for its customers and uses Fiserv Correspondent Services, Inc. as its clearing brokers.

Revenue Recognition

Income is recognized when earned, and expenses are recognized when incurred (accrual method).

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and Equipment are carried at cost when purchased, or carried at fair market value when contributed which approximates cost. Depreciation of property and equipment is provided using the method for financial reporting purposes at rates based on the following estimated useful lives. Leasehold Improvements are depreciated over the shorter of the estimated useful life of the improvements or the term of the lease.

Furniture and Fixtures	7 years
Computers and Equipment	5 to 7 years
Leasehold Improvements	5 years

Note 2. Deposit With Clearing Organization

As required by the Clearing Broker, a deposit of $7,508 exists at Fiserv Correspondent Services, Inc.

Note 3. Property and Equipment

Property and Equipment consists of the following:

Equipment, Furniture and Fixtures	$19,796
Computers	24,370
Leasehold Improvements	2,400
	46,566
Less: Accumulated Depreciation	24,756
	$21,810

Depreciation expense for the fiscal year was $9,459.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company has net capital of $9,556 which was $4,556 in excess of its required net capital of $5,000. The Company's net capital ration was 3.41 to 1.

Note 5. Income Taxes

The Company has elected to file its income tax return under Subchapter S regulations. This status terminated November 1, 2001. No deferred tax asset has been booked.

Note 6. Leases

On March 23, 1998 (effective May 1, 1998), the Company entered into a five year leasing arrangement on its office facility. The lease calls for annual increases based on the consumer price increases. This lease was renegotiated during the current year.

Rent expense without regard to CPI increases:

2002	$28,516
2003	9,188

With the consent of the landlord the Company is sharing its the facility on an informal month to month basis. The Company received $800 in security and is receiving $800 a month rent.

Note 6. Leases (Continued)

During February 1999, the Company entered into a leasing arrangement for its telephone hardware. The lease is for 60 months with a monthly rental of $422.

2002	$5,068
2003	5,068
2004	422

Note 7. NASDAQ Stock Investment

During January 2000 the NASD Board approved the first phase of the NASDAQ Spin-off.

This spin-off was made via private placement and made available only to members of the NASD. The maximum subscription was 300 warrants, or shares of common stock in lieu of warrants, or any combination not to exceed 300 at a unit price of $11.00.

During April 2000 the Company purchased 300 warrants at a unit price of $11.00 for an investment of $3,300. These shares are being distributed to all stockholders. In December the Company purchased 500 shares for $6,500 (which were transferred to the Dealer Principal) making a total investment of $9,800. This investment is unavailable to individuals and currently does not have a quoted market value.

Note 8. Shareholder Loan

The loan is due from the principal shareholder upon demand and is interest bearing at blended rates.

Interest income of $1,806 from this related party is included in these financial statements.

Note 9. Litigation

The Company is a defendant in two legal matters. Both are awaiting administrative approval of the settlement.

The State of Utah is seeking administrative sanctions. The State has reached a settlement decision of $7,500 which has been accrued on these finances.

As a result of this Utah case the NASD Regulation Inc. felt the Company did not have adequate supervisory procedures in place to prevent their brokers from breaking the Private Placement Solicitation Rules. Accordingly, the NASD Regulation Inc. has fined the firm $10,000 and the firm and its Financial Operations Officer jointly and severly liable for a $4,000 fine. $12,000 has been accrued on these fines.

Note 9. Litigation (Continued)

A former customer is seeking damages for alleged improprieties. Although the possibility for loss exists, in Counsel's opinion the Company should not have to pay any monies in this case.

Note 10. Subsequent Event

The Company has entered into an acquisition agreement with BD Trader.

This agreement is subject to NASD Regulation, Inc. approval and consists mostly of payment in stock of BD Trader.

SUPPLEMENTAL INFORMATION

FRANKLIN ROSS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECMEBER 31, 2001

Net Capital Computation

Total Stockholders' Equity Qualified for Net Capital	$83,967
Deductions and/or Charges: Total Nonallowable Assets	74,261
Net Capital Before Haircuts	9,706
Haircuts on Clearing Deposit	150
Net Capital	9,556
Required Minimum Capital	5,000
Excess Net Capital	$ 4,556

Aggregate Indebtedness

Aggregated indebtedness as included in Statement of Financial Condition	$32,555
Ratio of Aggregate Indebtedness to Net Capital	3.41 to 1

Reconciliation

Net Capital, per page 10 of the December 31, 2001 Unaudited FOCUS Report, as filed	$10,599
Net Audit Adjustments	1,043
Net Capital, per December 31, 2001 Audited Report, as filed	$ 9,556

FRANKLIN ROSS, INC.

SUPPLEMENTARY NOTE

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 as all customer transactions are cleared through Fiserv Correspondent Services, Inc.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Board of Directors
Franklin Ross, Inc.
Coral Springs, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Franklin Ross, Inc. (the "Company"), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 4, 2002